Exhibit 99.1

MAGNA INTERNATIONAL INC.
Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 included in this First Quarter Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 included in our 2006 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 are both prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been prepared as at May 9, 2007.

OVERVIEW

We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at March 31, 2007, we had 235 manufacturing divisions and 62 product development and engineering centres in 23 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: complete vehicle engineering and assembly; metal body and structural systems; interior systems; seating systems; exterior systems; roof systems; powertrain systems; vision systems; electronic systems; and closure systems.

Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.

The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2006, remain substantially unchanged in respect of the first quarter ended March 31, 2007, except that:

•                  our maximum potential exposure in connection with our dispute with a major steel supplier has increased by approximately $10 million to $145 million as at March 31, 2007; and

•                  as previously disclosed, we continue to review potential alternatives regarding the future of the Chrysler group, including any constructive role we may play in a potential transaction. Participation in any such transaction would be material, although the specific opportunities and risks would vary depending on the nature of such participation, if any.

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HIGHLIGHTS

During the first quarter of 2007, we posted record sales of $6.4 billion, an increase of 7% over the first quarter of 2006. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, and our complete vehicle assembly sales, offset in part by a reduction in our tooling, engineering and other sales. During the first quarter of 2007, North American and European average dollar content per vehicle increased 10% and 14%, respectively, over the first quarter of 2006. During the first quarter of 2007, North American vehicle production declined 7% while European vehicle production increased 6%, each compared to the first quarter of 2006.

During the first quarter of 2007 two of our largest OEM customers in North America continued to reduce vehicle production levels compared to the first quarter of 2006. While overall North American vehicle production volumes declined 7% in the first quarter of 2007 compared to the first quarter of 2006, both General Motors (“GM”) and Ford vehicle production declined by 15%.

The production declines reflect a number of factors that continue to impact our largest customers in North America, including declining market share, high inventory levels on certain vehicles, and a shift in consumer preferences away from certain light trucks. The lower production levels at our largest OEM customers, negatively impacted our sales and earnings, as our content on a number of these programs is higher than our consolidated average dollar content per vehicle in North America.

Operating income for the first quarter of 2007 decreased 1% or $4 million to $305 million from $309 million for the first quarter of 2006. Excluding the unusual items recorded in 2006 (see “Unusual Items” below), operating income for the first quarter of 2007 decreased $14 million or 4% compared to the first quarter of 2006. The decrease in operating income excluding unusual items was primarily due to operational inefficiencies and other costs at certain facilities, launch costs incurred at certain facilities in preparation for programs that will launch during or subsequent to 2007, decreased margins earned as a result of lower production volumes on certain programs in North America, as well as incremental customer price concessions. These factors were partially offset by additional margins earned on the launch of new programs during or subsequent to the first quarter of 2006, increased margins earned on higher volumes for certain assembly programs, and productivity and efficiency improvements at certain underperforming divisions.

Net income for the first quarter of 2007 increased 3% or $6 million to $218 million from $212 million for the first quarter of 2006. Excluding the unusual items recorded in 2006 (see “Unusual Items” below), net income for the first quarter of 2007 decreased 1% or $3 million. The decrease in net income excluding unusual items was a result of the decrease in operating income (excluding unusual items) partially offset by lower income taxes (excluding unusual items).

Diluted earnings per share for the first quarter of 2007 increased 3% or $0.05 to $1.96 from $1.91 for the first quarter of 2006. Excluding the unusual items recorded in 2006 (see “Unusual Items” below), diluted earnings per share decreased 2% or $0.03 as a result of the decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding in the first quarter of 2007, primarily as a result of the Class A Subordinate Voting Shares issued on the exercise of stock options during or subsequent to the first quarter of 2006.

Subsequent to the first quarter of 2007, we announced that we are reviewing potential alternatives regarding the future of the Chrysler Group.

Unusual Items

During the first quarter of 2006, we incurred restructuring and rationalization charges of $10 million (net income – $9 million; diluted earnings per share – $0.08) related primarily to non-contractual termination benefits for employees at an exteriors facility in Belgium.

RESULTS OF OPERATIONS

Accounting Change

In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”. We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

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Financial Instruments

Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements. Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

Comprehensive Income

Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.

Accumulated other comprehensive income is a separate component of shareholders’ equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Hedges

Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

Increase in prepaid expenses and other	$28
Increase in other assets	17
Increase in future tax assets	14

Increase in other accrued liabilities	$32
Increase in other long-term liabilities	17
Increase in future tax liabilities	13

Decrease in accumulated other comprehensive income	$3

Average Foreign Exchange

	For the three months
	ended March 31,
	2007	2006	Change

1 Canadian dollar equals U.S. dollars	0.854	0.866	– 1%
1 euro equals U.S. dollars	1.311	1.203	+ 9%
1 British pound equals U.S. dollars	1.954	1.752	+ 12%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months ended March 31, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

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Sales

	For the three months ended March 31,
	2007	2006	Change
Vehicle Production Volumes (millions of units)
North America	3.829	4.130	– 7%
Europe	4.249	4.007	+ 6%

Average Dollar Content Per Vehicle
North America	$832	$759	+ 10%
Europe	$390	$343	+ 14%

Sales
External Production
North America	$3,187	$3,135	+ 2%
Europe	1,657	1,373	+ 21%
Rest of World	87	55	+ 58%
Complete Vehicle Assembly	1,104	1,040	+ 6%
Tooling, Engineering and Other	388	416	– 7%
Total Sales	$6,423	$6,019	+ 7%

Total sales reached a record level in the first quarter of 2007, increasing 7% or $404 million to $6.4 billion compared to $6.0 billion for the first quarter of 2006.

External Production Sales - North America

External production sales in North America increased 2% or $52 million to $3.187 billion for the first quarter of 2007 compared to $3.135 billion for the first quarter of 2006. This increase in production sales reflects a 10% increase in our North American average dollar content per vehicle partially offset by a 7% decrease in North American vehicle production volumes. More importantly, production volumes at two of our largest North American customers for the first quarter of 2007 continued to deteriorate when compared to the first quarter of 2006. While North American vehicle production volumes declined 7% during the first quarter of 2007 compared to the first quarter of 2006, production volumes at both GM and Ford declined 15%.

Our average dollar content per vehicle grew by 10% or $73 to $832 for the first quarter of 2007 compared to $759 for the first quarter of 2006, primarily as a result of:

•                                          the launch of new programs during or subsequent to the first quarter of 2006, including:

•              the Ford Edge and Lincoln MKX;

•              GM’s full-size pickups;

•              the Jeep Wrangler;

•              the Saturn Outlook and GMC Acadia;

•              the BMW X5;

•              the Dodge Nitro;

•              the Dodge Caliber; and

•              the Dodge Avenger and Chrysler Sebring; and

•                                          increased production and/or content on certain programs, including the Dodge Grand Caravan and Chrysler Town & Country.

These factors were partially offset by:

•                                          the impact of lower production and/or content on certain programs, including:

•              the Dodge Ram;

•              the Ford Fusion, Mercury Milan and Lincoln MKZ / Zephyr;

•              the Chrysler 300 and 300C, and Dodge Charger and Magnum;

•              the Ford Explorer and Mercury Mountaineer;

•              the Pontiac Montana SV6, Saturn Relay, Buick Terraza and Chevrolet Uplander;

•              the GMC Envoy, Buick Rainier and Chevrolet Trailblazer; and

•              the Chevrolet HHR;

•                                          programs that ended production during or subsequent to the first quarter of 2006, including the Ford Freestar and Mercury Monterey;

•                                          a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                                          incremental customer price concessions.

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External Production Sales - Europe

External production sales in Europe increased 21% or $284 million to $1.657 billion for the first quarter of 2007 compared to $1.373 billion for the first quarter of 2006. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle combined with a 6% increase in European vehicle production volumes for the first quarter of 2007, each as compared to the first quarter of 2006.

Our average dollar content per vehicle grew by 14% or $47 to $390 for the first quarter of 2007 compared to $343 for the first quarter of 2006, primarily as a result of:

•                                          an increase in reported U.S. dollar sales due to the strengthening of the euro and British Pound, each against the U.S. dollar;

•                                          the launch of new programs during or subsequent to the first quarter of 2006, including:

•                                          the MINI Cooper; and

•                                          the Mercedes-Benz C-Class;

•                                          acquisitions completed subsequent to the first quarter of 2006, including the acquisition of two facilities from Pressac Investments Limited (“Pressac”) in January 2007; and

•                                          increased production and/or content on certain programs, including the Opel Astra Twin Top.

These factors were partially offset by:

•                                          the impact of lower production and/or content on certain programs, including:

•                                          the Nissan Micra; and

•                                          the Mercedes-Benz E-Class; and

•                                          incremental customer price concessions.

External Production Sales – Rest of World

External production sales in the Rest of World increased 58% or $32 million to $87 million for the first quarter of 2007 compared to $55 million for the first quarter of 2006. The increase in production sales is primarily as a result of:

•                                          increased production and/or content on certain programs in Korea, China and Brazil;

•                                          the launch of new programs during or subsequent to the first quarter of 2006 in Korea, China and Brazil;

•                                          the acquisition of a mirrors facility in South Africa during 2006; and

•                                          an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

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	For the three months ended March 31,
	2007	2006	Change

Complete Vehicle Assembly Sales	$1,104	$1,040	+ 6%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Mercedes-Benz E-Class and G-Class, and Saab 9[3] Convertible	38,237	39,347	– 3%
Value-Added:
Jeep Grand Cherokee, Chrysler 300, Chrysler Voyager, and Jeep Commander	22,532	24,810	– 9%
	60,769	64,157	– 5%

Complete vehicle assembly sales increased 6% or $64 million to $1.104 billion for the first quarter of 2007 compared to $1.040 billion for the first quarter of 2006 while assembly volumes decreased 5% or 3,388 units. The increase in complete vehicle assembly sales is primarily as a result of:

•              an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•              higher assembly volumes for the BMW X3.

These factors were partially offset by:

•                                         the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as DaimlerChrysler is assembling this vehicle in-house; and

•              a decrease in assembly volumes for the Saab 93 Convertible and Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 7% or $28 million to $388 million for the first quarter of 2007 compared to $416 million for the first quarter of 2006.

In the first quarter of 2007 the major programs for which we recorded tooling, engineering and other sales were:

•              the Saturn Vue;

•              GM’s full-size pickups;

•              the MINI Cooper;

•              the Dodge Grand Caravan and Chrysler Town & Country; and

•              the Ford Flex.

In the first quarter of 2006 the major programs for which we recorded tooling, engineering and other sales were:

•              the MINI Cooper;

•              the BMW X5;

•              GM’s full-size pickup and SUV platform;

•              the Ford Edge and Lincoln MKX; and

•              the Ford F-Series SuperDuty.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro against the U.S. dollar.

Gross Margin

Gross margin increased $23 million to $843 million for the first quarter of 2007 compared to $820 million for the first quarter of 2006 while gross margin as a percentage of total sales decreased to 13.1% for the first quarter of 2007 compared to 13.6% for the first quarter of 2006.

The unusual items discussed in the “Highlights” section above, negatively impacted gross margin as a percent of total sales in the first quarter of 2006 by 0.2%. Excluding these unusual items, the 0.7% decrease in gross margin as a percentage of total sales was primarily as a result of:

•              continued underperformance at certain of our interior systems facilities;

•              operational inefficiencies and other costs at certain facilities; and

•              incremental customer price concessions.

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These factors were partially offset by:

•                                          incremental gross margin earned on new programs that launched during or subsequent to the first quarter of 2006;

•                                          productivity and efficiency improvements at certain underperforming divisions; and

•                                          the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility, since this program was accounted for on a full-cost basis.

Depreciation and Amortization

Depreciation and amortization costs increased 8% or $15 million to $203 million for the first quarter of 2007 compared to $188 million for the first quarter of 2006. The increase in depreciation and amortization was primarily as a result of:

•                                          the launch of new programs during or subsequent to the first quarter of 2006, including GM’s full-size pickups and the Ford F-Series SuperDuty;

•                                          accelerated depreciation on certain program specific assets in North America;

•                                          an increase in assets employed to support the growth of our business; and

•                                          an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expenses as a percentage of sales was 5.4% for the first quarter of 2007, unchanged from the first quarter of 2006. SG&A expenses increased 8% or $26 million to $350 million for the first quarter of 2007 compared to $324 million for the first quarter of 2006. Excluding the unusual items discussed in the “Highlights” section above, SG&A expenses increased by $28 million primarily as a result of:

•                                          an increase in reported U.S. dollar SG&A expenses due to the strengthening of the euro against the U.S. dollar;

•                                          higher infrastructure costs to support the increase in sales, including spending related to programs that launched during or subsequent to the first quarter of 2006; and

•                                          increased spending as a result of the acquisition of two facilities from Pressac in January 2007.

Earnings before Interest and Taxes (“EBIT”)(1)

	For the three months ended March 31,
	2007	2006	Change

North America	$146	$219	– 33%
Europe	120	69	+ 74%
Rest of World	5	—	—
Corporate and Other	25	22	+ 14%
Total EBIT	$296	$310	– 5%

Included in EBIT for the first quarter of 2006 were the following unusual items, which have been discussed in the “Highlights” section above.

	For the three months ended March 31,
	2007	2006

North America
Restructuring charges	$—	$(2)

Europe
Restructuring charges	—	(8)
	$—	$(10)

(1)          EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest (income) expense.

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North America

EBIT in North America decreased 33% or $73 million to $146 million for the first quarter of 2007 compared to $219 million for the first quarter of 2006. Excluding the North American unusual item discussed above, the $75 million decrease in EBIT was primarily as a result of:

•                                          operational inefficiencies and other costs at certain facilities;

•                                          lower earnings as a result of a decrease in production and/or content on certain programs;

•                                          costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•                                          higher affiliation fees paid to Corporate; and

•                                          incremental customer price concessions.

These factors were partially offset by:

•                                          margins earned on new programs that launched during or subsequent to the first quarter of 2006;

•                                          margins earned on increased production and/or content on certain programs; and

•                                          productivity and efficiency improvements at certain underperforming divisions.

Europe

EBIT in Europe increased 74% or $51 million to $120 million for the first quarter of 2007 compared to $69 million for the first quarter of 2006. Excluding the European unusual item discussed above, the remaining $43 million increase in EBIT was primarily as a result of:

•                                          increased margins earned as a result of higher complete vehicle assembly sales;

•                                          productivity and efficiency improvements at certain underperforming divisions;

•                                          increased margins earned on production programs that launched during or subsequent to the first quarter of 2006; and

•                                          an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                                          operating inefficiencies at certain interior systems facilities;

•                                          higher affiliation fees paid to Corporate; and

•                                          incremental customer price concessions.

Rest of World

Rest of World EBIT increased $5 million to $5 million for the first quarter of 2007. The increase in EBIT was primarily as a result of:

•                                          additional margin earned on the increase in production sales discussed above;

•                                          improved operating efficiencies at certain new facilities, primarily in China; and

•                                          equity income earned on our 41% interest in Shin Young Metal Ind. Co., which we acquired during 2006.

These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Corporate and Other

Corporate and Other EBIT increased 14% or $3 million to $25 million for the first quarter of 2007 compared to $22 million for the first quarter of 2006. The increase in EBIT was primarily as a result of:

•                                          an increase in affiliation fees earned from our divisions;

•                                          lower charitable donations, related primarily to lower Hurricane Katrina disaster relief spending; and

•                                          an increase in equity income.

These factors were partially offset by:

•                                          an increase in salaries and wages; and

•                                          higher depreciation and amortization.

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Interest (Income) Expense, net

During the first quarter of 2007, we earned net interest income of $9 million, compared to net interest expense of $1 million for the first quarter of 2006. The $10 million positive variance is primarily as a result of:

•                                          a reduction in interest expense, primarily as a result of:

•                                          the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear (“NVG”); and

•                                          the $59 million and $48 million repayment of senior unsecured notes in May 2006 and October 2006, respectively; and

•                                          an increase in interest income earned.

Operating Income

Operating income decreased 1% or $4 million to $305 million for the first quarter of 2007 compared to $309 million for the first quarter of 2006. Excluding the unusual items discussed in the “Highlights” section above, operating income for the first quarter of 2007 decreased 4% or $14 million. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items), partially offset by the increase in net interest income earned, all as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) decreased to 29.1% for the first quarter of 2007 compared to 31.6% for the first quarter of 2006. In the first quarter of 2006, the income tax rate was negatively impacted by the unusual items discussed in the “Highlights” section above. Excluding the unusual items, our effective income tax rate for the first quarter of 2006 was 30.9%. Excluding the unusual items, the remaining decrease in the effective income tax rate was primarily as a result of:

•                                          a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates; and

•                                          a decrease in losses not benefited, primarily at certain interior systems facilities in Europe.

Net Income

Net income increased by 3% or $6 million to $218 million for the first quarter of 2007 compared to $212 million for the first quarter of 2006. Excluding unusual items (discussed in the “Highlights” section above), net income decreased $3 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.

Earnings per Share

	For the three months ended March 31,
	2007	2006	Change

Earnings per Class A Subordinate Voting or Class B Share
Basic	$2.00	$1.95	+ 3%
Diluted	$1.96	$1.91	+ 3%

Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)
Basic	109.0	108.4	+ 1%
Diluted	111.8	111.2	+ 1%

Diluted earnings per share increased 3% or $0.05 to $1.96 for the first quarter of 2007 compared to $1.91 for the first quarter of 2006. Excluding the unusual items (discussed in the “Highlights” section above), diluted earnings per share decreased $0.03 from the first quarter of 2006 as a result of a decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily as a result of additional Class A Subordinate Voting Shares that were issued on the exercise of stock options during or subsequent to the first quarter of 2006.

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Return on Funds Employed (“ROFE”)(1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for the first quarter of 2007 was 18.8%, a decrease from 19.6% for the first quarter of 2006. The unusual items discussed in the “Highlights” section above negatively impacted ROFE for the first quarter of 2006 by 0.6%.

Excluding these unusual items, the 1.4% decrease in ROFE can be attributed to a decrease in EBIT (excluding unusual items), as described above, partially offset by a $46 million decrease in average funds employed for the first quarter of 2007 compared to the first quarter of 2006. The decrease in our average funds employed was primarily as a result of a decrease in our average investment in non-cash operating assets and liabilities, partially offset by acquisitions completed during or subsequent to the first quarter of 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended March 31,
	2007	2006	Change

Net income	$218	$212
Items not involving current cash flows	218	215
	$436	$427	$9
Changes in non-cash operating assets and liabilities	(171)	(225)
Cash provided from operating activities	$265	$202	$63

Cash flow from operations before changes in non-cash operating assets and liabilities increased $9 million to $436 million for the first quarter of 2007 compared to $427 million for the first quarter of 2006. The increase in cash flow from operations was due to a $6 million increase in net income (as discussed above) and a $3 million increase in items not involving current cash flows.

Cash invested in operating assets and liabilities amounted to $171 million for the first quarter of 2007 which was comprised of the following sources (and uses) of cash:

	For the three months ended March 31,
	2007	2006

Accounts receivable	$(455)	$(520)
Inventory	(61)	(42)
Prepaid expenses and other	(4)	(13)
Accounts payable and other accrued liabilities	362	345
Income taxes payable	(10)	10
Deferred revenue	(3)	(5)
Changes in non-cash operating assets and liabilities	$(171)	$(225)

The increase in accounts receivable in the first quarter of 2007 was primarily due to an increase in production receivables related to higher production sales, in particular during the month of March compared to the month of December, since December typically has relatively less sales due to lower OEM production schedules. In addition to the increase in production sales, payments from several customers occurred prior to quarter end in December 2006, whereas similar payments were received subsequent to quarter end in April 2007. The increase in accounts payable and other accrued liabilities was primarily due to the increase in production in March 2007 compared to December 2006.

(1)          ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

10      Magna International Inc. First Quarter Report 2007

Capital and Investment Spending

	For the three months ended March 31,
	2007	2006	Change

Fixed assets	$(125)	$(167)
Other assets	(20)	$(9)
Fixed and other assets additions	$(145)	(176)
Purchase of subsidiaries	(46)	(203)
Proceeds from disposals	15	24
Cash used in investing activities	$(176)	$(355)	$179

Fixed and other assets additions

In the first quarter of 2007 we invested $125 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2007 was for manufacturing equipment for programs that launched during the first quarter of 2007, or will be launching subsequent to the first quarter of 2007.

In the first quarter of 2007, we invested $20 million in other assets related primarily to fully reimbursable planning and engineering costs relating to programs that will be launching during or subsequent to 2007.

Purchase of subsidiaries

During the first quarter of 2007, we acquired two facilities from Pressac for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. During the first quarter of 2006, we acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen, for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

Proceeds from disposal

For the first quarter of 2007, proceeds from disposal were $15 million, which represents normal course fixed and other asset disposals.

Financing

	For the three months ended March 31,
	2007	2006	Change

Repayments of debt	$(56)	$(59)
Issues of debt	23	48
Issues of Class A Subordinate Voting Shares	4	8
Dividends	(21)	(41)
Cash used in financing activities	$(50)	$(44)	$(6)

The repayments of debt in the first quarters of 2006 and 2007 include the repayment of the second and third series, respectively, of senior unsecured notes issued in connection with the NVG acquisition.

The issues of debt relate primarily to increases in bank indebtedness to support the increase in working capital.

During the first quarter of 2007, we received cash proceeds of $4 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $8 million during the first quarter of 2006.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.19 for the first quarter of 2007 compared to $0.38 for the first quarter of 2006.

Magna International Inc. First Quarter Report 2007      11

Our Dividend Policy entitles Magna Class A Subordinate Voting and Class B shareholders to dividends which, in aggregate in respect of a financial year, shall be: (a) equal to at least 10% of Magna’s After Tax Profits (as defined in the Corporate Constitution) for that financial year; and (b) on average, equal to at least 20% of Magna’s After Tax Profits for that year and the two immediately preceding financial years. Magna has complied with this requirement since 1992 and intends to continue to fully comply in the following manner:

(1)          the dividend per share to be paid in respect of each of the first three quarters of a financial year will be approximately 5% of Magna’s After Tax Profits for the prior financial year, divided by the number of shares outstanding at the end of the prior financial year; and

(2)          the dividend per share to be paid in respect of the fourth quarter of a financial year will be calculated based on the amount, if any, by which 20% of Magna’s actual After Tax Profits for the current financial year exceeds the aggregate amount distributed as dividends in respect of the prior three quarters, divided by the number of shares outstanding at the end of the current financial year.

As a result of the foregoing dividend formula, our quarterly dividend payable in respect of the first quarter ending March 31, 2007 is $0.24 per Class A Subordinate Voting or Class B share, payable on June 15, 2007 to shareholders of record on May 31, 2007.

Financing Resources

	As at	As at
	March 31,	December 31,
	2007	2006	Change

Liabilities
Bank indebtedness	$84	$63
Long-term debt due within one year	76	98
Long-term debt	563	605
	723	766
Shareholders’ equity	7,420	7,157
Total capitalization	$8,143	$7,923	$220

Total capitalization increased by 3% or $220 million to $8.1 billion at March 31, 2007 compared to $7.9 billion at December 31, 2006. The increase in capitalization was a result of a $263 million increase in shareholders’ equity, offset in part by a $43 million decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                                          net income earned during the first quarter of 2007 (as discussed above);

•                                          a $60 million increase in accumulated other comprehensive income, primarily due to the strengthening of the euro against the U.S. dollar between December 31, 2006 and March 31, 2007; and

•                                          Class A Subordinate Voting Shares issued on the exercise of stock options.

The increases in equity were partially offset by dividends paid during the first quarter of 2007.

The decrease in liabilities was primarily as a result of the repayment in January of the third series of senior unsecured notes related to the NVG acquisition.

These decreases were partially offset by an increase in reported U.S. dollar amounts, primarily as a result of the strengthening of the euro against the U.S. dollar.

During the first quarter of 2007, our cash resources increased by $68 million to $1.953 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.8 billion was unused and available.

12      Magna International Inc. First Quarter Report 2007

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at May 9, 2007 were exercised or converted:

Class A Subordinate Voting and Class B Shares	109,955,783
Subordinated Debentures (i)	1,096,589
Stock options (ii)	4,003,881
115,056,253

(i)                                  The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)                              Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2007 that are outside the ordinary course of our business. Refer to our MD&A included in our 2006 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $43 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

SUBSEQUENT EVENTS

On May 10, 2007, we announced a strategic investment in Magna by Russian Machines, a wholly-owned subsidiary of Basic Element. Under the terms of the transaction agreement entered into by Magna, our controlling shareholder the Stronach Trust, and Russian Machines, Russian Machines would invest approximately $1.54 billion to indirectly acquire 20 million Magna Class A Subordinate Voting Shares from treasury. A new Canadian holding company (“Newco”) would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of our executive management. We would continue to be a Canadian company whose shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

Subject to acceptance and approval by the TSX, the 20 million Magna Class A Subordinate Voting Shares would be issued for $76.83 per share, representing the volume-weighted average closing price of our Class A Subordinate Voting Shares on the NYSE over the 20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.

Following the completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Our Co-CEO’s will also be nominated to serve as directors on the 14 member Board.

In addition, under the terms of the proposed transaction:

•                                          Subject to the approval of a “majority of the minority” of the holders of the Class B Shares, we would repurchase all Magna Class B Shares not held by the Stronach Trust for cash consideration of Cdn$114 per share, representing a premium of approximately 30% over the volume-weighted average closing price of our Class A Subordinate Voting Shares on the TSX over the 20 trading days ended April 20, 2007. The effective cost to Magna of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of such Magna Class B Shares, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Mr. Stronach and the Stronach Trust;

•                                          Russian Machines commits to use commercially reasonable efforts to assist and support us in identifying, developing and implementing opportunities in the Russian and other automotive markets; and

Magna International Inc. First Quarter Report 2007      13

•                                          Russian Machines would also invest a net amount of $150 million for a 50% interest in a European company that will provide the consulting services of Mr. Stronach in relation to our business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including “majority of the minority” approvals of the holders of Magna’s Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders’ agreement in respect of Newco, and customary closing conditions.

Conditional upon completion of the transaction and subject to regulatory approval, we intend to conduct an issuer bid to repurchase up to 20 million outstanding Magna Class A Subordinate Voting Shares.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our 2006 audited consolidated financial statements, which describes these claims.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions, potentially including a transaction involving the Chrysler group; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

14      Magna International Inc. First Quarter Report 2007

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

[Unaudited]
[United States dollars in millions, except per share figures]

		Three months ended
		March 31,	March 31,
	Note	2007	2006

Sales		$6,423	$6,019

Cost of goods sold		5,580	5,199
Depreciation and amortization		203	188
Selling, general and administrative	9	350	324
Interest (income) expense, net		(9)	1
Equity income		(6)	(2)
Income from operations before income taxes		305	309
Income taxes		87	97
Net income		218	212
Other comprehensive income:	2,8
Net unrealized gains on translation of net investment in foreign operations		56	36
Net unrealized gains on cash flow hedges		2	—
Reclassifications of net losses on cash flow hedges to net income		5	—
Comprehensive income		$281	$248

Earnings per Class A Subordinate Voting or Class B Share:
Basic		$2.00	$1.95
Diluted		$1.96	$1.91

Cash dividends paid per Class A Subordinate Voting or Class B Share		$0.19	$0.38

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic		109.0	108.4
Diluted		111.8	111.2

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]

[United States dollars in millions]

	Three months ended
	March 31,	March 31,
	2007	2006

Retained earnings, beginning of period	$3,773	$3,409
Net income	218	212
Dividends on Class A Subordinate Voting and Class B Shares	(21)	(42)
Retained earnings, end of period	$3,970	$3,579

See accompanying notes

Magna International Inc. First Quarter Report 2007      15

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[United States dollars in millions]

		Three months ended
		March 31,	March 31,
	Note	2007	2006

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$218	$212
Items not involving current cash flows		218	215
		436	427
Changes in non-cash operating assets and liabilities		(171)	(225)
		265	202

INVESTMENT ACTIVITIES
Fixed asset additions		(125)	(167)
Purchase of subsidiaries	3	(46)	(203)
Increase in other assets		(20)	(9)
Proceeds from disposition		15	24
		(176)	(355)

FINANCING ACTIVITIES
Repayments of debt		(56)	(59)
Issues of debt		23	48
Issues of Class A Subordinate Voting Shares		4	8
Dividends		(21)	(41)
		(50)	(44)

Effect of exchange rate changes on cash and cash equivalents		29	19

Net increase (decrease) in cash and cash equivalents during the period		68	(178)
Cash and cash equivalents, beginning of period		1,885	1,682
Cash and cash equivalents, end of period		$1,953	$1,504

See accompanying notes.

16      Magna International Inc. First Quarter Report 2007

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[United States dollars in millions]

		March 31,	December 31,
	Note	2007	2006

ASSETS
Current assets
Cash and cash equivalents		$1,953	$1,885
Accounts receivable		4,148	3,629
Inventories		1,521	1,437
Prepaid expenses and other	2	111	109
		7,733	7,060
Investments		153	151
Fixed assets, net		4,086	4,114
Goodwill	3	1,133	1,096
Future tax assets	2	289	255
Other assets	2	485	478
		$13,879	$13,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$84	$63
Accounts payable		3,496	3,608
Accrued salaries and wages		545	453
Other accrued liabilities	2,4	898	426
Income taxes payable		155	135
Long-term debt due within one year		76	98
		5,254	4,783
Deferred revenue		71	73
Long-term debt		563	605
Other long-term liabilities	2	312	288
Future tax liabilities	2	259	248
		6,459	5,997

Shareholders’ equity
Capital stock	6
Class A Subordinate Voting Shares [issued: 108,862,850; December 31, 2006 – 108,787,387]		2,510	2,505
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 1,092,933]		—	—
Contributed surplus	7	66	65
Retained earnings		3,970	3,773
Accumulated other comprehensive income	2,8	874	814
		7,420	7,157
		$13,879	$13,154

See accompanying notes

Magna International Inc. First Quarter Report 2007      17

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2006 audited consolidated financial statements and notes included in the Company’s 2006 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2006 annual consolidated financial statements, except for the accounting change set out in note 2.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2007 and the results of operations and cash flows for the three-month periods ended March 31, 2007 and 2006.

2.              ACCOUNTING CHANGE

In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530, “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”. The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company’s accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

Financial Instruments

Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements. Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

Comprehensive Income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Hedges

Previously, under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

18      Magna International Inc. First Quarter Report 2007

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

2.     ACCOUNTING CHANGE (CONTINUED)

The impact of this accounting policy change on the consolidated balance sheet as at January 1, 2007 was as follows:

Increase in prepaid expenses and other	$28
Increase in other assets	17
Increase in future tax assets	14

Increase in other accrued liabilities	$32
Increase in other long-term liabilities	17
Increase in future tax liabilities	13

Decrease in accumulated other comprehensive income	$3

3.     ACQUISITIONS

[a]   For the three months ended March 31, 2007

On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited [“Pressac”]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

The total consideration for the acquisition amounted to $52 million [€40 million], consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $29 million.

The purchase price allocations for Pressac are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and goodwill.

[b]   For the three months ended March 31, 2006

On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen [“CTS”], a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

4.     WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2007	2006
Balance, beginning of period	$94	$96
Expense, net	3	7
Settlements	(6)	(5)
Acquisition	1	6
Foreign exchange and other	1	2
Balance, March 31,	$93	$106

Magna International Inc. First Quarter Report 2007      19

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

5.              EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended
	March 31,	March 31,
	2007	2006
Defined benefit pension plan and other	$6	$4
Termination and long service arrangements	6	5
Retirement medical benefits plan	2	1
	$14	$10

6.            CAPITAL STOCK

[a]          Changes in the Class A Subordinate Voting Shares for the three-month period ended March 31, 2007 are shown in the following table [numbers of shares in the following table are expressed in whole numbers]:

	Subordinate Voting
	Number of	Stated
	shares	value
Issued and outstanding at December 31, 2006	108,787,387	$2,505
Issued under the Incentive Stock Option Plan	74,082	5
Issued under the Dividend Reinvestment Plan	1,381	—
Issued and outstanding at March 31, 2007	108,862,850	$2,510

[b]         The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at May 9, 2007 were exercised:

Class A Subordinate Voting and Class B Shares outstanding	109,955,783
Subordinated Debentures (i)	1,096,589
Stock options (ii)	4,003,881
115,056,253

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time and pursuant to the Company’s stock option plans.

20      Magna International Inc. First Quarter Report 2007

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

7.              CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2007	2006
Stock-based compensation
Balance, beginning of period	$62	$62
Stock-based compensation expense	2	2
Exercise of options	(1)	(3)
Balance, March 31,	63	61
Holders conversion option	3	3
	$66	$64

8.              ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	Three months ended
	March 31,	March 31,
	2007	2006
Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$814	$621
Net unrealized gains on translation of net investment in foreign operations	56	36
Balance, end of period	870	657
Accumulated net unrealized gain on cash flow hedges
Balance, beginning of period	—	—
Adjustment for change in accounting policy [note 2] (net of income taxes of $1 million)	(3)	—
Net unrealized gains on cash flow hedges (net of income taxes of $1 million)	2	—
Reclassifications of net losses on cash flow hedges to net income (net of income taxes of $2 million)	5	—
Balance, end of period	4	—
Total accumulated other comprehensive income	$874	$657

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $3 million (net of income taxes of $2 million).

Magna International Inc. First Quarter Report 2007      21

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

9.            STOCK-BASED COMPENSATION

[a]          The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2007			2006
	Options outstanding			Options outstanding
		Exercise	Options		Exercise	Options
	Options	price (i)	exercisable	Options	price (i)	exercisable
	#	Cdn$	#	#	Cdn$	#

Beginning of period	4,087,249	77.45	3,811,336	4,600,039	75.46	4,116,104
Granted	—	—	—	115,000	87.80	—
Exercised	(74,082)	63.21	(74,082)	(166,209)	58.32	(166,209)
Vested	—	—	55,443	—	—	80,100
Cancelled	(7,306)	73.64	(4,400)	(17,001)	93.35	(12,059)
March 31	4,005,861	77.72	3,788,297	4,531,829	76.33	4,017,936

(i) The exercise price noted above, represents the weighted average exercise price in Canadian dollars.

[b]         The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended
	March 31,	March 31,
	2007	2006

Risk free interest rate	—	4%
Expected dividend yield	—	2%
Expected volatility	—	23%
Expected time until exercise	—	4 years

Weighted average fair value of options granted or modified in the period (Cdn$)	—	$14.89

Compensation expense recorded in selling, general and administrative expenses	$1	$2

[c]          During the three-month period ended March 31, 2007, $1 million [2006 - $1 million] was charged to compensation expense related to restricted stock arrangements. At March 31, 2007, unamortized compensation expense related to the restricted stock arrangements was $41 million [December 31, 2006 - $42 million] and has been presented as a reduction of shareholders’ equity.

22      Magna International Inc. First Quarter Report 2007

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

10. SEGMENTED INFORMATION

	Three months ended				Three months ended
	March 31, 2007				March 31, 2006
	Total sales	External sales	EBIT (i)	Fixed assets, net	Total sales	External sales	EBIT (i)	Fixed assets, net
North America
Canada	$1,683	$1,622		$1,046	$1,698	$1,636		$1,070
United States	1,475	1,435		1,076	1,457	1,397		1,262
Mexico	341	295		366	358	349		329
Eliminations	(135)	—		—	(114)	—		—
	3,364	3,352	$146	2,488	3,399	3,382	$219	2,661
Europe
Euroland	2,563	2,518		1,036	2,260	2,223		1,143
Great Britain	286	285		85	243	242		69
Other European countries	189	171		119	154	116		93
Eliminations	(43)	—		—	(49)	—		—
	2,995	2,974	120	1,240	2,608	2,581	69	1,305
Rest of World	108	96	5	131	64	56	—	87
Corporate and Other	(44)	1	25	227	(52)	—	22	110
Total reportable segments	$6,423	$6,423	$296	4,086	$6,019	$6,019	$310	4,163
Current assets				7,733				7,173
Investments, goodwill and other assets				2,060				1,790
Consolidated total assets				$13,879				$13,126

(i)             EBIT represents operating income before interest (income) expense, net.

Magna International Inc. First Quarter Report 2007      23

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in United States dollars and all tabular amounts in millions unless otherwise noted]

11. SUBSEQUENT EVENTS

On May 10, 2007, we announced a strategic investment in Magna by Russian Machines, a wholly-owned subsidiary of Basic Element. Under the terms of the transaction agreement entered into by Magna, our controlling shareholder the Stronach Trust, and Russian Machines, Russian Machines would invest approximately $1.54 billion to indirectly acquire 20 million Magna Class A Subordinate Voting Shares from treasury. A new Canadian holding company (“Newco”) would hold the respective holdings in Magna of the Stronach Trust, Russian Machines, and certain principals who are also members of Magna’s executive management. Magna would continue to be a Canadian-based company whose shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

Subject to acceptance and approval by the TSX, the 20 million Magna Class A Subordinate Voting Shares would be issued for $76.83 per share, representing the volume-weighted average closing price of Magna’s Class A Subordinate Voting Shares on the NYSE over the 20 trading days ended April 20, 2007, the last trading day prior to the receipt of the proposal letter from Russian Machines.

Following the completion of the transaction, each of the Stronach Trust and Russian Machines will be entitled to nominate six Board members including at least four independent directors. Magna’s Co-CEO’s will also be nominated to serve as directors on the 14 member Board.

In addition, under the terms of the proposed transaction:

•                                            Subject to the approval of a “majority of the minority” of the holders of the Class B Shares, Magna would repurchase all Magna Class B Shares not held by the Stronach Trust for cash consideration of Cdn$114 per share, representing a premium of approximately 30% over the volume-weighted average closing price of Magna’s Class A Subordinate Voting Shares on the TSX over the 20 trading days ended April 20, 2007. The effective cost of the repurchase is approximately Cdn$24.8 million. Concurrent with the repurchase of certain Magna Class B Shares, the voting power of each remaining Class B share would be reduced to 300 votes per share, in order to maintain approximately the same level of control of Magna that is currently exercised by Mr. Stronach and the Stronach Trust;

•                                            Russian Machines commits to use commercially reasonable efforts to assist and support Magna in identifying, developing and implementing opportunities in the Russian and other automotive markets; and

•                                            Russian Machines would also invest a net amount of $150 million for a 50% interest in a European company that will provide the consulting services of Mr. Stronach in relation to Magna’s business outside Canada and Austria. As a result of this investment, Russian Machines would be entitled to a 50% share of consulting fees paid by Magna and its affiliates to Stronach & Co. and its affiliates under the existing arrangements.

The transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to court, regulatory and shareholder approvals, including “majority of the minority” approval of the holders of Magna’s Class A Subordinate Voting Shares, voting as a separate class. Completion of the proposed transaction is also subject to finalizing definitive documentation, including a shareholders’ agreement in respect of Newco, and customary closing conditions.

Conditional upon completion of the transaction and subject to regulatory approval, Magna intends to conduct an issuer bid to repurchase up to 20 million outstanding Magna Class A Subordinate Voting Shares.

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

24      Magna International Inc. First Quarter Report 2007

CORPORATE OFFICE

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

TRANSFER AGENTS AND REGISTRARS

Canada – Class A Subordinate	United States – Class A Subordinate
Voting and Class B Shares	Voting Shares
Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1, Canada Telephone: 1-800-564-6253	Computershare Trust Company N.A. 350 Indiana Street Golden, Colorado, 80401, U.S.A. Telephone: (303) 262-0600 www.computershare.com

EXCHANGE LISTINGS

Class A Subordinate Voting Shares
Toronto Stock Exchange	MG.A
MG.SV.A (November 15, 2004 to May 8, 2006)
The New York Stock Exchange	MGA

Class B Shares
Toronto Stock Exchange	MG.B
MG.MV.B (November 15, 2004 to May 8, 2006)

6.5% Convertible Unsecured Subordinated Debentures due March 31, 2010
Toronto Stock Exchange	MG.DB
DEC.DB (to March 6, 2005)

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, (905) 726-7022.

2006 Annual Report

Copies of the 2006 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

Magna International Inc.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (905) 726-2462
Fax: (905) 726-7164
Visit our website at: www.magna.com

Printed in Canada